As filed with the SEC on January 9, 2002
                                                               File No. 70-09913

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------

                        Pre-effective Amendment No. 1 to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

         New RC, Inc.                                 Conectiv
         701 Ninth Street, N.W.                       800 King Street
         Washington, DC 20068.                        Wilmington, DE 19899

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                                  New RC, Inc.
                    (Name of top registered holding company)
                    ----------------------------------------

Dennis R Wraase               William T. Torgerson          Peter F. Clark
President                     General Counsel               Vice President,
New RC, Inc.                  Potomac Electric Power          General Counsel
701 Ninth Street, N.W.          Company                       and Secretary
Washington, DC 20068          701 Ninth Street, N.W.        Conectiv
                              Washington, DC 20068          800 King Street
                                                            Wilmington, DE 19801

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

     Sheri E. Bloomberg                   Judith A. Center
     Sonia Mendonca                       William C. Weeden
     LeBoeuf, Lamb, Greene & MacRae       Skadden, Arps, Slate, Meagher & Flom,
       L.L.P.                               L.L.P.
     125 West 55th Street                 1440 New York Avenue, NW
     New York, NY 10019-5389              Washington, D.C. 20005
     (212) 424-8000                       (202) 371-7000
     Facsimile: (212) 424-8500            Facsimile: (202) 371-5760

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

     Items 3.B.5 and 3.B.6, and Item 6 of the Application-Declaration as previously filed are hereby amended as follows:

Item 3.   Applicable Statutory Provisions

     B.   Legal Analysis

          5.   Section 13 - Intra-system Provision of Services

     After consummation of the Transaction, and during the transition period described herein, both CRP (which may be renamed after the Transaction is completed) and Pepco will provide New RC, Conectiv, Pepco and other system companies with system wide administrative, management and support services. All services provided to New RC or to both Pepco or any of its current subsidiaries ("Pepco companies") and Conectiv or any of its current subsidiaries ("Conectiv companies") by either CRP or Pepco will be billed and allocated through CRP in accordance with a Revised CRP Service Agreement submitted herein as Exhibit J-1. In addition to providing system wide services, during the transition period, CRP will continue to provide services solely to Conectiv companies consistent with its current operations, while Pepco companies will continue to provide services solely to Pepco companies consistent with their current operations. The Applicants have not yet completed their analysis of how best to accomplish the goal of centralizing the service functions in the combined company. The Applicants believe that this task is not capable of being completed until after the companies are in fact merged. Therefore, the Applicants propose certain interim arrangements described below. Once this analysis is completed, New RC will form a system service company/1/ and consolidate the provision of services in this new system service company as appropriate and subject to Commission approval.

Transition Period

     During a transition period, defined below, the Applicants propose to have CRP function as an interim service company through which system wide services are

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1    Alternatively, as described below, Applicants will further expand CRP's operations such that it will serve as the system service company; provided that CRP has or will become a direct subsidiary of New RC.
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

allocated and billed. CRP will provide services to New RC as well as both Pepco companies and Conectiv companies and these services will be allocated and billed in accordance with the revised CRP service company agreement. In addition, some Pepco employees will provide services to New RC and Pepco companies and Conectiv companies. Pepco will bill these services to CRP at cost determined in accordance with Rules 90 and 91 of the Act, and CRP will then allocate and bill the costs to the appropriate system companies in accordance with the revised CRP service company agreement. During the transition period, CRP will either be a direct or indirect subsidiary of New RC. Applicants note that there are tax implications involved in moving CRP to a direct subsidiary of New RC as well as both management and regulatory implications of having a system service company that is a subsidiary of an intermediate holding company, which they are in the process of analyzing the full impact of.

     In addition to providing system wide services, during the transition period, CRP will continue to provide services solely to Conectiv companies consistent with its current operations, while Pepco companies will continue to provide services solely to Pepco companies consistent with their current operations. To the extent possible, these services will be billed to the company receiving services at cost as determined by Rules 90 and 91 of the Act. If allocation is appropriate, charges for services provided by Pepco companies to other Pepco companies, and charges for services provided by CRP to Conectiv companies will be allocated using an approved allocation formula from the Revised CRP service company agreement. All of the services provided by either CRP or Pepco for which an exemption is not requested herein would be charged at cost.

     Exhibit J-1 and J-2 herein consist of a revised service company agreement, which is based on the existing and approved CRP service company agreement and CRP's service company policy and procedures that will govern intra-system provision of services during the transition period.

     The services to be provided during the transition period may include the following:

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

     (a) Executive Management, including the services of the Chairman, CEO, President, COO, Corporate Secretary and supporting staff;

     (b) Financial Services, including corporate planning; strategic planning; budgeting; treasury and finance including risk management, cash management, financing, and funded plans administration; investor relations; shareholder services, accounting services including general ledger, corporate accounting, accounts payable, payroll, asset and project accounting; tax accounting services; regulatory affairs; insurance and claims processing; and insurance and claims administration;

     (c) Human Resource Services, including compensation and benefit services; personnel, employment and staffing; employee/labor relations; skills training and management development; performance improvement; and organizational development;

     (d) Legal and Internal Audit Services, including internal audit services and legal counsel related to general corporate issues;

     (e) Procurement and Administrative Services, including security, asset protection and investigative services; purchasing and storeroom management; procurement and materials management; vehicle resource management, including company vehicle maintenance; general services including mail, graphics, records management and other office services; building services including facilities management and building maintenance; and real estate services, including rights-of-way;

     (f) Customer Services, including customer service centers, billing, credit and collections, cash remittance processing, administrative & technical support, quality assurance and training, as well as a separate group that provides billing of non-energy materials and services;

     (g) Marketing Services, including sales; market product and sales planning; market and customer research; direct response marketing; marketing communication; and general corporate advertising/branding;

     (h) Information Technology Services, including employee labor, contractors, and other operating support of voice and information technology services,

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

which currently include the following: solutions management, including applications delivery and support; information management, including data administration and security; operations management mainframe support; help desk; desktop support; network support; consulting services, including business technology management; mid- range operations, support for non-mainframe, non-network systems; general management and administration;

     (i) Communications Services, including general corporate communications; governmental affairs; community relations; sponsorships & contributions; and employee communications;

     (j) Environmental and Safety Services, including oversight of environmental concerns related to air, water, land and waste, as well as compliance with relevant regulations; reporting and compliance with safety regulations, and oversight of corporate safety awareness programs;

     (k) Regulated Electric and Gas Delivery Services, including the following electric and gas delivery services: delivery senior management; delivery business planning including, asset management, business planning, financial analysis, distribution planning, engineering standards, interconnection planning and arrangements, transmission planning, and value added services; engineering services including distribution, substation and transmission engineering, system protection, drafting and construction management; system operations services including senior management, finance director and administrative support, electric and energy system operations, distribution operations, and operations planning and analysis; electric maintenance services including non-regional management and administrative support; forestry supervision; meter shop; other delivery services including process improvement, training, safety, performance analysis, benchmarking, and enabling systems;

     (l) Energy Business Services, including energy senior management, financial analysis and generation, as well as non-regulated operations and management; merchant functions including marketing, portfolio management, risk management, and strategic planning; and supply engineering and support including technical support and project management; and

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

     (m) Internal Consulting Services, including consulting in areas such as the alignment of people, processes and technologies with a goal of improving productivity and reducing costs for a business line or shared service department.

The services provided by CRP will be billed under the Revised CRP Service Company Agreement. The system wide services provided by Pepco will also be billed under the Revised CRP Service Company Agreement.

     As noted above, Applicants intend to form a new system service company (or further expand CRP's role to provide more centralized services, assuming CRP is a direct subsidiary of New RC) following the transition period and request that they be allowed to maintain their interim service company arrangements until the later of January 1, 2003 or approval of new service company arrangements by the Commission (the "transition period"). Applicants commit to file, within six months of the consummation of the Transaction, a revised service agreement and service company policy and procedures that address the final service company arrangements to be proposed.

     Applicants believe that their approach to service company arrangements provides them with the appropriate degree of flexibility to integrate their operations in a manner consistent with applicable laws and regulations./2/ Accordingly, the Applicants request authorization to implement their transitional services proposal, as described herein.

Restriction on Amendments

     During the transition period, no change in the organization of CRP, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to

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2    See New Century Energies (authorizing delay in implementation of services company arrangements to accommodate the need to develop systems to implement fully the desired accounting requirements or for other reasons). See also First Energy Corp., GPU, Inc. et al., Holding Co. Act Release No. 27459 (Oct. 29, 2001); Emera Incorporated, Holding Co. Act Release No. 27445 (Oct. 1, 2001); Kansas City Power & Light Company, Holding Co. Act Release No. 27436 (Sep. 7, 2001); KeySpan Corporation et al., Holding Co. Act Release No. 27272 (Nov. 8, 2000); NiSource, Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000); Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000); Energy East Corp. et al., Holding Co. Act Release No. 27248 (Oct. 13, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999).
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

Section 13 of the Act, or any rule, regulation or order thereunder shall be made unless and until CRP shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify CRP within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until CRP shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

Interaction with FERC Policy

     All services provided by New RC system companies to other New RC system companies will be in accordance with the requirements of Section 13 of the Act and the rules promulgated thereunder. New RC is aware that questions concerning the FERC's policy in this area are likely to arise with respect to affiliate transactions with system companies that are public utilities under the Federal Power Act. In connection with the FERC authorization, the applicants in that matter represented that they would abide by FERC policy with respect to any transaction between any member company of the New RC system and any of its subsidiary or affiliated companies. The FERC intra-corporate transactions policy, with respect to non-power goods and services, generally requires that affiliates or associates of a public utility not sell non-power goods and services to the public utility at a price above market; and sales of non-power goods and services by a public utility to its affiliates or associates be at the public utility's cost for such goods and services or market value for such goods and services, whichever is higher.

     The Applicants recognize that affiliate transactions among the member companies of New RC will be subject of the jurisdiction of the Commission under
Section 13(b) of the Act and the rules and regulations thereunder. That section generally requires that affiliate transactions involving system utilities be "at cost, fairly and equitably allocated among such companies." See also Rule 90. Nonetheless, New RC believes that, as a practical matter, there should not be any irreconcilable inconsistency

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

between the application of the Commission's "at cost" standard and the FERC's policies with respect to intra-system transactions as applied to New RC.

     On this basis, the Applicants believe that New RC will be able to comply with the requirements of both the FERC and the "at cost" and fair and equitable allocation of cost requirements of Section 13, including Rules 87, 90 and 91 thereunder, for all services, sales and construction contracts between associate companies and with the holding company parent unless otherwise permitted by the Commission by rule or order./3/

Other Services

     The Applicants hereby request an exemption from the at-cost requirements of rules 90 and 91 for services rendered by New RC nonutility subsidiaries to certain other New RC nonutility subsidiaries, if one or more of the following conditions apply:

     (i) the purchasing nonutility subsidiary is a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation and sale of electric energy within the United States;

     (ii) the purchasing nonutility subsidiary is an EWG that sells electricity at market-based rates that have been approved by the FERC or the relevant state public utility commission, provided that the purchaser is not one of New RC's regulated public utility subsidiaries;

     (iii) the purchasing nonutility subsidiary is a "qualifying facility" ("QF") under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing the electricity for their own use and not for resale, or to a electric utility company (other than one of New RC's regulated public utility subsidiaries) at the purchaser's "avoided costs" as determined under the regulations under PURPA; and

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3    Under circumstances of divergent cost and market prices such that both the
     FERC and SEC pricing standards could not be reconciled if the transaction was performed, Service Company will comply by refraining from performing the affected service, sales or construction contract.
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

     (iv) the purchasing nonutility subsidiary is an EWG or QF that sells electricity at rates based upon its cost of service, as approved by the FERC or any state public utility commission having jurisdiction, provided that the purchaser of the electricity is not one of New RC's regulated public utility subsidiaries.

     The nonutility subsidiaries described in clauses (i)-(iv) are referred to collectively below as "Exempt Nonutility Companies." To the extent not exempt or otherwise authorized, Applicants request an exemption from the at-cost requirements of rules 90 and 91 for services rendered to Exempt Nonutility Companies and to partially owned nonutility subsidiaries, provided that the ultimate purchaser of the services is not a New RC subsidiary whose activities and operations are primarily related to the provision of services or goods to New RC's regulated public utility subsidiaries. In addition, Applicants request that the exemption apply to services provided by nonutility subsidiaries to any nonutility subsidiary (a) that is engaged solely in the business of developing, owning, operating and/or providing services to Exempt Nonutility Companies, or
(b) that does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

     The Commission has granted exemptions from the at-cost requirement transactions that "involve special or unusual circumstances or are not in the ordinary course of business."/4/ In addition, the Commission has previously granted exemptions under section 13(b) in circumstances where a market rate would not adversely affect consumers. Orders granting an exemption from the at-cost requirement involve power projects that (1) do not derive their income from sales of electricity within the United States, (2) sell electricity at rates that have been approved by federal or state regulators, (3) sell electricity to industrial or commercial customers at arms-length negotiated rates, or (4) sell electricity, but not to associate companies that are retail public-utility companies, at rates based upon cost of service and approved by federal or state

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4    Section 13(b) further provides an exception for transactions with an associate company that does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public-utility company operating within the United States.
----------

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

regulators./5/ Applicants submit that this request for exemption is similar to those that have been previously granted, where structural protections to protect consumers against any adverse effect of pricing at market rates were in place./6/

     Pepco's indirect wholly owned subsidiaries W. A. Chester LLC and W. A. Chester Corporation are in the business of installing and maintaining utility cable systems. These companies currently provide services to Pepco at market rates under contracts entered into before they became part of a registered system and will continue to operate under these contracts for the existing term of the contracts. Upon consummation of the Transaction, any new service arrangements between these companies and Pepco will be priced at cost, as required under Rules 90 and 91 of the Act.

     In conjunction with its sale to Edison Place, LLC of the property on which the new headquarters building was built, Pepco entered into a lease arrangement with Edison Place, LLC pursuant to which Pepco rents office space in the new headquarters building from Edison Place. This 15 year lease was entered into before Pepco and Edison Place were part of a registered system and contains rent arrangements that Pepco believes are more favorable to it than other available options in the market. The rent arrangements were not determined in accordance with the provisions of Rules 90 and 91 of the Act but were an integral part of the property sale between Pepco and Edison Place. Pepco and Edison Place request authorization to leave the existing lease in place until the expiration of its term.

     In its Application before the Commission relating to securitization bonds to be issued by a subsidiary of ACE (File No. 70-9899), Conectiv has requested an exception from the "at cost" standards for fees relating to the servicing of such bonds. Any such authorization granted pursuant thereto shall continue following consummation of the Transaction.

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5    See, e.g., Entergy Corp., Holding Co. Act Release No. 26322 (June 30,
     1995); Southern Co., Holding Co. Act Release No. 26212 (Dec. 30, 1994); Central and South West Corp., Holding Co. Act Release No. 26887 (June 19,
     1998).

6    See Progress Energy, et al., Holding Co. Act Release No. 27297 (Dec. 12.
     2000); Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999)
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                                       11

          6.   Nonutility Reorganizations

     Applicants propose to restructure the nonutility subsidiaries from time to time as may be necessary or appropriate in the furtherance of the New RC authorized non-utility activities. To that end, New RC requests authorization to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future non-utility subsidiaries. Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

     Reorganizations could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of New RC's existing or future authorized non-utility businesses. Restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, among the New RC associates and/or the re-incorporation of existing subsidiaries in a different jurisdiction. This would enable New RC to consolidate similar businesses and to participate effectively in authorized non-utility activities, without the need to apply for or receive additional Commission approval.

     These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which New RC, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These subsidiaries would engage only in businesses to the extent New RC is authorized, whether by statute, rule, regulation or order, to engage in those businesses. New RC does not seek authorization to acquire an interest in any nonassociate company as part of the authority requested in this application and states that the reorganization will not result in the entry by New RC into a new, unauthorized line of business.

     As previously noted, the first such reorganization is expected to occur shortly after the consummation of the Transaction, when Pepco and New RC will effect a transaction by which PCI and PES will become first tier subsidiaries of New RC, and PHI will cease to exist.

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

Item 6.   Exhibits and Financial Statements

Exhibits
--------

A-1 Form of Amended and Restated Certificate of Incorporation of New RC, Inc., incorporated by reference to Annex B to New RC, Inc.'s Registration Statement in Exhibit B-2, hereto.

A-2 Form of Amended and Restated Bylaws of New RC, Inc., incorporated by reference to Annex C to New RC, Inc.'s Registration Statement`s Registration Statement in Exhibit B-2, hereto.

A-3 Charter of Pepco, incorporated by reference to Pepco's Annual Report on Form 10-K, filed on March 27, 2000, SEC File No. 1-1072.

A-4 Bylaws of Potomac Electric Power Company, as amended through January 25, 2001, incorporated by reference to Pepco's 2000 Annual Report on Form 10-K, filed on March 23, 2001, SEC File No. 1-1072.

A-5 Restated Certificate of Incorporation of Conectiv, incorporated by reference to Conectiv's Current Report on Form 8-K, filed on March 6, 1998, SEC File No. 1-13895.

A-6 Conectiv's Bylaws as amended October 26, 1999, incorporated by reference to Conectiv's 2000 Annual Report on Form 10-K filed on March 15, 2001, SEC File No. 1-13895.

B-1 Agreement and Plan of Merger, dated as of February 9, 2001 among Potomac Electric Power Company, New RC, Inc. and Conectiv, incorporated by reference to Annex A to New RC, Inc.'s Registration Statement in Exhibit B-2, hereto.

B-2 New RC, Inc. Registration Statement on Form S-4, filed on May 30, 2001, incorporated by reference to SEC File No. 333-57042.

C-1 Application to the Delaware Public Service Commission (previously filed).

C-2 Application to the Maryland Public Service Commission (previously filed).

C-3 Application to the New Jersey Board of Public Utilities (previously filed).

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

C-4 Application to the Pennsylvania Public Utility Commission (previously filed).

C-5 Application to the Virginia State Corporation Commission (previously filed).

C-6 Application to the District of Columbia Public Service Commission (previously filed).

C-7 Order of the Delaware Public Service Commission (to be filed by amendment).

C-8 Order of the Maryland Public Service Commission (to be filed by amendment).

C-9 Order of the New Jersey Board of Public Utilities (to be filed by amendment).

C-10     Order of the Pennsylvania Public Utility Commission.

C-11     Order of the Virginia State Corporation Commission.

C-12 Order of the District of Columbia Public Service Commission (to be filed by amendment).

D-1      Map of Pepco's service territory (previously filed on Form SE).

D-2 Map of ACE and Delmarva's service territory (previously filed on Form SE).

D-3      Map of PJM Interconnection Transmission Owners (previously filed on
         Form SE).

E-1      Opinion of Counsel - Pepco (to be filed by amendment).

E-2      Opinion of Counsel - Conectiv (to be filed by amendment).

F-2      Past tense opinion of counsel - Pepco (to be filed by amendment).

F-3      Past tense opinion of counsel - Conectiv (to be filed by amendment).

G-1 Application to the Federal Energy Regulatory Commission (previously filed).

G-2 Testimony of Joe D. Pace as filed with the Federal Energy Regulatory Commission (previously filed).

G-3      Order of the Federal Energy Regulatory Commission.

H-1 Pepco's 2000 Annual Report on Form 10-K, filed on March 23, 2001, incorporated by reference to SEC File No. 1-1072.

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

H-2 Conectiv's 2000 Annual Report on Form 10-K filed on March 15, 2001, incorporated by reference to SEC File No. 1-13895.

H-3 Pepco's Quarterly Report on Form 10-Q, filed on May 2, 2001, incorporated by reference to SEC File No. 1-1072.

H-4 Pepco's Quarterly Report on Form 10-Q, filed on August 10, 2001, incorporated by reference to SEC File No. 1-1072.

H-5 Pepco's Quarterly Report on Form 10-Q, filed on November 9, 2001, incorporated by reference to SEC File No. 1-1072.

H-6 Conectiv's Quarterly Report on Form 10-Q, filed on May 10, 2001, incorporated by reference to SEC File No. 1-13895.

H-7 Conectiv's Quarterly Report on Form 10-Q, filed on August 14, 2001, incorporated by reference to SEC File No. 1-13895.

H-8 Conectiv's Quarterly Report on Form 10-Q, filed on November 8, 2001, incorporated by reference to SEC File No. 1-13895.

I-1      Proposed Form of Notice  (previously filed).

J-1      Revised CRP Service Agreement.

J-2      CRP Policy and Procedures (included in Exhibit J-1).

J-3      Form of Tax Allocation Agreement.

K-1      Description of Pepco and Conectiv Subsidiaries.

M-1      Post-Transaction Corporate Chart (filed on Form SE)

N-1 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (included as Annex D to New RC's Registration Statement in Exhibit B-2, hereto).

N-2 Opinion of Credit Suisse First Boston Corporation (included as Annex E to New RC's Registration Statement in Exhibit B-2, hereto).

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

Financial Statements

FS-1 Pepco's Consolidated Balance Sheet as of December 31, 2000, incorporated by reference to Pepco's Annual Report on Form 10-K, SEC File No. 1-1072, filed on March 23, 2001.

FS-2 Pepco's Consolidated Statement of Earnings for the year ended December 31, 2000, incorporated by reference to Pepco's Annual Report on Form 10-K, SEC File No. 1-1072, filed on March 23, 2001.

FS-3 Pepco's Consolidated Statements of Shareholders' Equity and Comprehensive Income for the year ended December 31, 2000, incorporated by reference to Pepco's Annual Report on Form 10-K, SEC File No. 1-1072, filed on March 23, 2001.

FS-4 Pepco's Consolidated Statement of Cash Flows for the year ended December 31, 2000, incorporated by reference to Pepco's Annual Report on Form 10-K, SEC File No. 1-1072, filed on March 23, 2001.

FS-5 Notes to Consolidated Financial Statements, incorporated by reference to Pepco's Annual Report on Form 10-K, SEC File No. 1-1072, filed on March 23, 2001.

FS-6 Conectiv's Consolidated Statement of Income for the year ended December 31, 2000, incorporated by reference to Conectiv's 2000 Annual Report on Form 10-K filed on March 15, 2001, SEC File No. 1-13895.

FS-7 Conectiv's Consolidated Statement of Cash Flows for the year ended December 31, 2000, incorporated by reference to Conectiv's 2000 Annual Report on Form 10-K filed on March 15, 2001, SEC File No. 1-13895.

FS-8 Conectiv's Consolidated Balance Sheets as of December 31, 2000, incorporated by reference to Conectiv's 2000 Annual Report on Form 10-K filed on March 15, 2001, SEC File No. 1-13895.

FS-9 Conectiv's Consolidated Statement of Changes in Common Stockholders' Equity for the year ended December 31, 2000, incorporated by reference to Conectiv's 2000 Annual Report on Form 10-K filed on March 15, 2001, SEC File No. 1-13895.

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

FS-10 Notes to Consolidated Financial Statements, Conectiv's 2000 Annual Report on Form 10-K filed on March 15, 2001, incorporated by reference to SEC File No. 1-13895.

FS-11 New RC Unaudited Pro Forma Combined Statement of Earnings for the three months ending March 31, 2001, incorporated by reference to New RC, Inc. Registration Statement in Exhibit B-2, hereto.

FS-12 New RC Unaudited Pro Forma Combined Statement of Earnings for the year ended December 31, 2000, incorporated by reference to New RC, Inc.'s Registration Statement in Exhibit B-2.

FS-14 New RC Unaudited Pro Forma Combined Balance Sheet as of March 31, 2001, incorporated by reference to New RC, Inc.'s Registration Statement in Exhibit B-2, hereto.

FS-15 Notes to Unaudited Pro Forma Combined Financial Statements of New RC, incorporated by reference to New RC, Inc.'s Registration Statement in Exhibit B-2.

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

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this pre-effective Amendment to an Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


Date:  January 9, 2002


                                        NEW RC, INC.


                                        By:  /s/ Dennis R. Wraase
                                             ------------------------------
                                             Name:  Dennis R. Wraase
                                             Title: President and Treasurer


                                        CONECTIV


                                        By:  /s/ Peter F. Clark
                                             ------------------------------
                                             Name:  Peter F. Clark
                                             Title: Vice President, General
                                                      Counsel & Secretary